FILE NO. 82.4524

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

nt,
Cama Marg,
फॅक्स/फॅक्स/Fax : 91-22-285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

02034374

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/VR/2002/1527 May 02, 2002

SUPPL

02 MAY 21 AM 10:11

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36

We enclose for your information a copy of our letter No.CO/S&B/VR/2002/1488 dated the 2nd May, 2002 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

dlw 5/29

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

FILE NO. C2 452

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

CO/S&B/VR/2002/1488 May 02, 2002

Dear Sir,

SBI EQUITY SHARES
CREDIT INFORMATION BUREAU (INDIA)LTD. (CIBIL)

In terms of Clause 36 of Listing Agreement, we have to advise that the State Bank of India is one of the promoter of the Credit Information Bureau of India Ltd. (CIBIL), with proposed stake of 40% in the initial issued share capital of Rs.25 Crores of CIBIL.

2. The Bank has made initial subscription of Rs.3.50 crore to the share capital of CIBIL on 18.03.2002, being amount of first call of Rs.3.50 per share called by CIBIL

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

True copy

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.